UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment____)

TERRAPIN ENTERPRISES, INC.
(Name of Issuer)

Shares of Common Stock, $0.001 Par Value
(Title of Class of Securities)

88102Y 10 7
(CUSIP Number)

David Lubin & Associates, PLLC
26 East Hawthorne Avenue
Valley Stream, NY 11580
Telephone: (516) 887-8200
Facsimile: (516) 887-8250

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 5, 2006
(Date of Event which Requires Filing of this Statement)

 If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 88102Y 10 7

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
Marcus Segal

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☐

3. SEC Use Only

4. Source of Funds (See Instructions)
PF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6. Citizenship or Place of Organization:
United States of America

Number of	7. Sole Voting Power
Shares Beneficially	7,600,000
Owned By Each	8. Shared Voting Power
Reporting	-0-
Person	9. Sole Dispositive Power
7,600,000
10. Shared Dispositive Power
-0-

11. Aggregate Amount Beneficially Owned by Each Reporting Person
7,600,000 shares of common stock

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13. Percent of Class Represented by Amount in Row (11)
73.8% of the issued and outstanding shares of common stock*

14. Type of Reporting Person (See Instructions)
IN

*Based 10,290,000 shares of the Issuer’s common stock outstanding as of December 7, 2006.

Item 1. Security and Issuer

This statement relates to the common stock $0.001 par value, of Terrapin Enterprises, Inc., a Nevada Corporation (the “Issuer"). The principal offices of the Issuer are currently located at 7 Carlton Road Monsey, NY 10952.

Item 2. Identity and Background

(a) The name of the person filing this statement: Marcus Segal (the "Reporting Person").

(b) The residence or business address of the Reporting Person is: 2643 20th Street, San Francisco, CA 94110.

(c) The present principal occupation of the Reporting Person is serving as an executive officer of the Issuer and Stargold Mines, Inc., a Nevada corporation. The name, principal business, and address of the organizations in which such employment is conducted are as follows: Terrapin Enterprises, Inc., 7 Carlton Road Monsey, NY 10952; Stargold Mines, Inc., 245 Park Avenue, 24th and 39th Floors, New York, New York 10167.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person was not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and is not subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The reporting person is a citizen of United States of America.

Item 3. Source and Amount of Funds or Other Consideration

The $50,000 purchase price paid by the Reporting Person to Simona Hirsch and Jacob Hiller for the purchase from them of 7,600,000 shares of common stock of the Issuer on December 5, 2006, was made from the Reporting Person’s personal funds.

Item 4. Purpose of Transaction

Pursuant to a Purchase and Sale Agreement dated December 5, 2006, by and among the Reporting Person, Simona Hirsch and Jacob Hiller (the “Purchase Agreement”), the Reporting Person purchased from Simona Hirsch and Jacob Hiller an aggregate of 7,600,000 shares of the common stock of the Issuer. As a result of such transaction, the Reporting Person acquired a controlling interest of 73.8% of the issued and outstanding share capital of the Issuer. Such purchase was made for investment purposes.

Item 5. Interest in Securities of the Issuer

(a) The Issuer has 10,290,000 issued and outstanding shares of common stock. The Reporting Person owns 7,600,000 shares (representing 73.8%) of the issued and outstanding common stock of the Issuer.

(b) The Reporting Person has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of all of the shares reported above in this Item 5.

(c) Other than the acquisition of the shares reported herein, the Reporting Person has not effected any transactions in the shares of the Issuer during the past 60 days.

(d) No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported above in this Item 5.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7. Material to Be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 7, 2006

By:	/s/ Marcus Segal
Name: Marcus Segal
Title: Chief Executive Officer

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).